Exhibit (a)(15)
FORM OF REMINDER OF EXPIRATION DATE
REMINDER
DEADLINE: 9:00 P.M. (PACIFIC STANDARD TIME) JANUARY 18, 2008
To all Option Holders Eligible to the Offer to Replace Eligible Options:
The Offer to Replace Eligible Options will expire at 9:00 p.m. Pacific Standard Time on January 18, 2008 unless we extend the Offer.
According to our records you have not yet submitted an Election Form for any of your Eligible Options. Participation in the Offer is voluntary. However, all individuals holding Eligible Options who wish to tender them for replacement must access the Offer website at https://finisar.equitybenefits.com/ to complete the required Election Form in accordance with the instructions posted on that website, or you may submit a paper Election Form by facsimile to 1-888-606-7624. The submission of those required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.
If you do not want to tender your Eligible Options for replacement in the Offer, please disregard this reminder. However, you will have to take other action on your own to bring your Eligible Options into compliance with Section 409A of the Internal Revenue Code if you are to avoid adverse tax consequences.